USFS FUNDS TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is effective as of [●], by and between USFS Funds Trust, a Delaware business trust (the "Trust"), on behalf of the USFS Funds Limited Duration Government Fund and USFS Funds Tactical Asset Allocation Fund (each a "Fund"), each a series of the Trust, and Pennant Management, Inc. (the "Adviser").

WITNESSETH:

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of [●] (the "Investment Advisory Agreement"); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the respective Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser agrees to limit each Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amounts listed in Appendix A (the "Annual Limits"). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term "Operating Expenses" with respect to a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser's investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include any taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense, acquired fund fees and expenses or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect until at least March 29, 2014, unless sooner terminated as provided in Paragraph 5 of this Agreement. This Agreement shall automatically renew for additional one-year periods unless the Adviser provides  written notice to the Trust on or before December 31 of the preceding year (for example, to terminate on March 29, 2014, the Adviser must provide written notice to the Trust on or before December 31, 2013).

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days' written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

USFS FUNDS TRUST	PENNANT MANAGEMENT, INC.

By:	By:
Print Name:	Print Name:
Title:	Title

Appendix A

Fund	Operating Expense Limit

USFS Funds Limited Duration Government Fund	0.75%
USFS Funds Tactical Asset Allocation Fund	1.54%